January 6, 2014

Mrs. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, DC  20549

Re:

Manor Investment Funds

File Number:  811-09134

Dear Christine,

Thank you for your review and comments on the documentation and filings of Manor Investment Funds.  The changes will certainly improve and clarify shareholder reporting.  I submit the information below as response to your comments in our telephone conversation of December 10, 2013.  If you have additional comments, or if you require any changes or elaboration of my responses, please do not hesitate to contact me.

December 31, 2012 financial statements filed on Form N-CSR on 2/26/2013:

Staff comment:

Item 27(b)(7)(ii)(A) requires a table disclosing the fund’s average annual total returns for the 1-, 5-, and 10-year periods as of the end of the last day of the most recent fiscal year.  We note that the funds do not include the 10-year returns even though the funds have been in operation more than 10 years.

Response:

The Fund will add a column to the performance table to disclose the 10-year returns for the Funds and comparable indices.

Staff comment:

The shareholder letter of the Bond Fund refers to the “Barclays Intermediate Government Index” as the benchmark, but the graph discloses the benchmark as the “Barclays Intermediate Treasury Index”. What is the correct benchmark index?

Response:

The Fund will correct the language in the shareholder letter and graph to consistently refer to the “Barclays Intermediate Treasury Index”.

Staff comment:

Note 1 to the financial statements discloses primary investment objectives of the funds that differ from the primary investment objectives as disclosed in the prospectus:

Fund	FS Objective	Prospectus Objective
Manor Fund	Conservative capital appreciation and current income	Long-term capital appreciation and a moderate level of income
Bond Fund	Intermediate-term fixed income	Current income

Response:

The Fund will correct the language in the Note 1 of the financial statements to properly reflect the fund objective as stated in the Prospectus.  The objective for the Manor Fund in the financial statements will state “Long-term capital appreciation and a moderate level of income”.  The objective for the Bond Fund in the financial statements will state “Current income”.

Staff comment:

In Note 2 to the financial statements, “Investment Advisory Agreement”, define “aggregate expenses” in respect to the expense reimbursement arrangement and disclose if there are any exclusions from “aggregate expenses” such as acquired fund fees and expenses.  Disclose the expiration date of this agreement and whether the expenses waived are subject to recapture.

Response:

If this information is required in future filings, the Fund will add language to Note 2 of the financial statements to indicate that brokerage commissions are excluded from the definition of “aggregate expenses”.  A statement will be added to reflect that the expense waiver does not have an expiration date and that waived fees are not subject to recapture.

Additional Response:

The Fund implemented a “unified fee schedule” for fiscal year 2013.  Note 2 will be revised to reflect this change, as well.

Staff comment:

In Note 4, disclose any amounts of capital loss carryforwards utilized in the current year.

 Response:

The Fund will revise Note 4 to disclose the amounts of any capital loss carryforwards utilized in the current year.

Staff comment:

In the “Proxy Voting Procedures” disclosure, include the disclosure requirements of Form N-1A, Item 27(d)(4):

(5) Statement Regarding Availability of Proxy Voting Record. A statement that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address; or both; and (ii) on the Commission’s website at http://www.sec.gov.

Additionally, the disclosure in this section indicates that the proxy voting history is located under Fund Information, Proxy Voting on the website.  We cannot locate the information on the website using that description.

Response:

The Fund will add a statement that information regarding the proxy voting record is available, consistent with the requirements in item (5) above.  Additionally, the Fund will improve the website to provide a direct link to the proxy voting record of each of the funds.

Prospectus dated April 30, 2013:

Staff comment:

We note that each of the funds appears to operate under an expense reimbursement or fee waiver arrangement, but no footnote is included with the fee table that discloses the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and a brief description of who can terminate the arrangement and under what circumstances.  The website (accessed 12/2/2013) discloses that the waiver may expire at any time.  If the waiver may expire at any time, the line item is not permitted by Form N-1A.

Response:

The Funds have implemented a “unified fee schedule” effective for calendar year 2013.  The Prospectus language will be updated to reflect this change.  The website will also be updated to reflect this change.  The change to a “unified fee schedule” will eliminate the expense reimbursement of fee waiver arrangement.

Staff comment:

We note that each fund invested in the First American Government Obligation Fund, Class Y.  Confirm that any AFFE associated with these investments were factored into the fee table calculations.  Refer to Instruction 3(f) to Item 3 of Form N-1A.

Response:

The Funds sweep uninvested cash balances in the First American Government Obligation Fund.  These uninvested balances tend to be a small percentage of total fund assets, that when combined to the low expense ratio of the sweep vehicles, represent less than 0.01% of the operating expense ratios of the funds.

 Staff comment:

 We were unable to recalculate the 1 year, 3 years, 5 years and 10 years hypothetical expense example calculations disclosed in the prospectus for each fund.  What assumptions were used in the calculations?

Response:

The expense calculations assume an initial investment of $10,000, a return of 5% a year and operating expenses of 1.50% for the Manor Fund, 1.50% for the Growth Fund, and 1.00% for the Bond Fund.

The review of the current Prospectus tables using the above assumptions and average asset values, rather than period end asset values, will result in the expense table below.  Each Prospectus expense table will be updated accordingly.

	Manor Fund	Growth Fund	Bond Fund
1 Year	$ 153	$ 153	$ 102
3 Years	$ 474	$ 474	$ 318
5 Years	$ 818	$ 818	$ 552
10 Years	$ 1,791	$ 1,791	$ 1,225

Staff comment:

The Statement of Additional Information does not appear to include the disclosure requirements of Item 4(b)(1)(iv) of Form N-1A regarding the risks of non-diversification.  (Note 1 to the financial statements discloses that Manor Investment Funds is a non-diversified regulated investment company.)

 Response:

The Funds qualify as diversified regulated investment companies.  The Note 1 to the financial statements will be revised to reflect the diversified status.

Staff comment:

Part C of the Registration Statement incorporates certain exhibits by reference “pursuant to Rule 411 under the Securities Act of 1933”.  Rule 411(d) requires that if the information is incorporated by reference to a previously filed document, the file number of such document shall be included.

 Response:

Part C of the Registration Statement will be changed to include additional information regarding the source of items incorporated by reference such as the file number of the document incorporated by reference.

Form N-CSR disclosure requirements:

  Staff comment:

Item 4 does not appear complete.  We did not see Items 4(e) through (h) disclosed.  If the items are not applicable, disclosure should state the items are not applicable.

  Response:

Additional items will be added to complete Item 4.  The items will be noted as “not applicable”, if appropriate.

Staff comment:

The Registrant appears to be using an old Form N-CSR.  For example, Item 8 is indicated as “Reserved” when Item 8 is “Portfolio Managers of Closed-End Management Investment Companies “.  Additionally, Item 9 is erroneously labeled “Controls and Procedures” when the current Item 9 is “Purchases of Equity Securities by Closed-End Management Investment Company and Affiliated Purchasers”. Item 10 is not included.

   Response:

Form N-CSR will be revised in future filings to reflect changes to the form as per SEC requirements.

Staff comment:

General Instruction F requires that the Form is signed by the registrant and on behalf of the registrant by its principal executive and principal financial officers.  Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report.  We note that Daniel Morris has signed the Form N-CSR as President only.

   Response:

The signature section of the Form will be updated to reflect the specific positions held by Daniel Morris and will also be updated to include other principal financial officers, as necessary.

Filing History:

   Staff comment:

We note that a special meeting of shareholders was held on 9/15/2011.  Rule 30e-1(b) of the Investment Company Act of 1940 requires disclosure of the following in the semi-annual shareholder report:

(b) If any matter was submitted during the period covered by the shareholder report to a vote of shareholders, through the solicitation of proxies or otherwise, furnish the following information:

(1) The date of the meeting and whether it was an annual or special meeting.

(2) If the meeting involved the election of directors, the name of each director elected at the meeting and the name of each other director whose term of office as a director continued after the meeting.

(3) A brief description of each matter voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each such matter, including a separate tabulation with respect to each matter or nominee for office.

Additionally, Sub-Item 77C of Form N-SAR requires disclosure of certain information regarding any matters submitted to a vote of security holders.  We did not see this disclosure in any Form N-SAR filings after the shareholder meeting.

   Response:

Future filings of the Semi-annual report will include information regarding matters submitted to shareholder vote as required in Rule 30e-1(B) of the Investment Company Act of 1940, and Sub-Item 77c of Form N-SAR.

Semi-Annual financial statements filed on Form N-CSRS on 8/29/2013:

Staff comment:

The “Renewal of Management Agreement” disclosure does not meet the specificity requirements of Form N-1A, Item 27(d)(6).  Refer to Instruction 2:

2. Conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Fund and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract.

    Response:

Future filings of the Semi-annual report will include specific information regarding the factors considered by the Board regarding the renewal of the Investment Advisors Agreement and the conclusions of the Board regarding the impact of each factor on the decision to approve the contract.

With regard to your comments and our response I acknowledge that Manor Investment Funds is responsible for the adequacy and accuracy of the disclosure in the filings.  I also acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel A. Morris

President

Manor Investment Funds

Cc:

Michael Baranowsky

Sanville & Company

Cc:

Board of Directors

Manor Investment Funds